SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)

NTS-Properties VII, Ltd.
(Name of Subject Company (issuer))

ORIG, LLC (Offeror and Affiliate of Issuer)
J.D. Nichols (Bidder and Affiliate of Issuer)
Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E506
(CUSIP Number of Class of Securities)

J.D. Nichols, Manager
of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

Calculation of Filing Fee

Previously Paid

|_|	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

This Amendment No. 5 dated September 5, 2002 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 10, 2002 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase limited partnership interests (the "Offer") in NTS-Properties VII, Ltd., a Florida limited partnership and an affiliate of the Offeror (the "Partnership"), at $6.00 per interest. The Original Statement was subsequently amended by filing Amendment No. 1 on June 7, 2002, Amendment No. 2 on July 8, 2002, Amendment No. 3 on August 7, 2002 and Amendment No. 4 on August 30, 2002. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

This Amendment constitutes the fifth amendment to the Original Statement by including a copy of the notice sent by the Offeror to limited partners dated September 5, 2002 announcing that the Purchase Price has increased to $6.50 per interest, that the number of interests the Offeror is willing to purchase has increased to 50,000, and that the Expiration Date has been extended to October 1, 2002. The notice is included as Exhibit (a)(1)(x) to this Amendment No. 5.

Item 12. Material to be filed as Exhibits.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

     (a)(1)(x)     Notice to Limited Partners dated September 5, 2002.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 5, 2002	ORIG, LLC, a Kentucky limited liability company.

By:	/s/ J.D. Nichols

J. D. Nichols, Manager

/s/ J.D. Nichols

J. D. Nichols, individually

/s/ Brian F. Lavin

Brian F. Lavin, individually

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EXHIBITS

Exhibit
Number	Description
(a)(1)(ix)	Notice to Limited Partners dated August 30, 2002.